Exhibit 12.1

ALBEMARLE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands Except for Ratios)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Pre-tax income before adjustment for net income attributable to noncontrolling interests or equity in net income or losses of unconsolidated investments	$550,623	$392,103	$160,273	$183,343	$277,819

Fixed Charges:
Interest expense (before capitalized interest)	39,992	26,624	25,820	39,171	42,835
Portion (1/3) of rents representing interest factor	10,298	9,669	9,124	10,232	8,731

Total fixed charges	50,290	36,293	34,944	49,403	51,566

Amortization of capitalized interest	1,242	1,214	1,272	1,335	1,680
Distributed income of unconsolidated investments	23,685	16,414	18,045	13,135	11,769
Interest capitalized	(2,418)	(1,091)	(1,236)	(996)	(4,503)
Net income attributable to noncontrolling interests (net of tax)	(28,083)	(13,639)	(11,255)	(18,806)	(17,632)

Pre-tax income before adjustment for net income attributable to noncontrolling interests or equity in net income or losses of unconsolidated investments plus fixed charges, amortization of capitalized interest, less interest capitalized and net income attributable to noncontrolling interests that have not incurred fixed charges	$595,339	$431,294	$202,043	$227,414	$320,699

Ratio of earnings to fixed charges	11.8x	11.9x	5.8x	4.6x	6.2x